SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 8)1

HALLMARK FINANCIAL SERVICES, INC.

(Name of issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.03 PER SHARE

(Title of class of securities)

40624Q104

(CUSIP number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

(Name, address and telephone number of person
authorized to receive notices and communications)

January 6, 2009

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   /  /

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

1           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40624Q104                                                                                           13D                                                                                                   Page 2 of 12 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,319,113
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,319,113
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,319,113
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.2%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40624Q104                                                                                           13D                                                                                                   Page 3 of 12 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE SPECIAL OPPORTUNITY FUND I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,643,965
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,643,965
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,643,965
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40624Q104                                                                                           13D                                                                                                   Page 4 of 12 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE SPECIAL OPPORTUNITY FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,630,865
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,630,865
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,630,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40624Q104                                                                                           13D                                                                                                   Page 5 of 12 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,111,494
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,111,494
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,111,494
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.2%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40624Q104                                                                                           13D                                                                                                   Page 6 of 12 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE CAPITAL GROUP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,111,494
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,111,494
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,111,494
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.2%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40624Q104                                                                                           13D                                                                                                   Page 7 of 12 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARK E. SCHWARZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,181,482
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,181,482
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,181,482
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.5%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40624Q104                                                                                           13D                                                                                                   Page 8 of 12 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE FOCUS FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,400
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 1%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40624Q104                                                                                           13D                                                                                                   Page 9 of 12 pages

The following constitutes Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D filed by the undersigned. This Amendment No. 8 amends the Schedule 13D as specifically set forth herein. Capitalized terms used without definition shall have the meanings given to such terms in the Schedule 13D.

Item 3.                                Source and Amount of Funds or Other Consideration

The first paragraph of Item 3 is hereby amended and restated  to read as follows:

As of the filing date of this Amendment No. 8, NP had  invested  $39,523,207 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer.  The source of these funds was the working capital of NP.  Neither NCG nor NCM directly owns any shares of Common Stock.

Item 5.                                Interest in Securities of the Issuer

Item 5(a)-(b) is hereby amended and restated to read as follows:

(a)  The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 20,808,954 shares outstanding, which is the total number of shares of Common Stock outstanding as of November 12, 2008, as reported in the Issuer’s Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2008.

As of the filing date of this Amendment No. 8, NP beneficially owned 7,319,113 shares of Common Stock, representing approximately 35.2% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 8, NSOF I beneficially owned 1,643,965 shares of Common Stock, representing approximately 7.9% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 8, NSOF II beneficially owned 1,630,865 shares of Common Stock, representing approximately 7.8% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 8, NFF beneficially owned 2,400 shares of Common Stock, representing less than 1% of the issued and outstanding Common Stock of the Issuer.

NCM, as the general partner of each of NP, NSOF I, NSOF II and NFF, may be deemed to beneficially own the 7,319,113 shares, 1,643,965 shares, 1,630,865 shares and 2,400 shares of Common Stock beneficially owned by NP, NSOF I, NSOF II and NFF, respectively, and may also be deemed to beneficially own 1,515,151 shares of Common Stock of the Issuer controlled by NCM pursuant to an account management agreement under which NCM holds the power to vote and dispose of such shares. In total, NCM may be deemed to beneficially own shares representing approximately 58.2% of the issued and outstanding Common Stock of the Issuer.

CUSIP No. 40624Q104                                                                                           13D                                                                                                   Page 10 of 12 pages

NCG, as the general partner of NCM, which in turn is the general partner of each of NP, NSOF I, NSOF II and NFF, may be deemed to beneficially own the 7,319,113 shares, 1,643,965 shares, 1,630,865 shares and 2,400 shares of Common Stock beneficially owned by NP, NSOF I, NSOF II and NFF, respectively, and 1,515,151 shares of Common Stock of the Issuer controlled by NCM pursuant to an account management agreement under which NCM holds the power to vote and dispose of such shares. In total, NCM may be deemed to beneficially own shares representing approximately 58.2% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 8, Mark Schwarz directly owned 50,821 shares of Common Stock and options to purchase 19,167 shares of Common Stock that are exercisable within 60 days of the filing date.  As the managing member of NCG, the general partner of NCM, which in turn is the general partner of each of NP, NSOF I, NSOF II and NFF, Mr. Schwarz may also be deemed to beneficially own the 7,319,113 shares, 1,643,965 shares, 1,630,865 shares and 2,400 shares of Common Stock beneficially owned by NP, NSOF I, NSOF II and NFF, respectively, and 1,515,151 shares of Common Stock of the Issuer controlled by NCM pursuant to an account management agreement under which NCM holds the power to vote and dispose of such shares. In total, Mr. Schwarz may be deemed to beneficially own shares representing 58.5% of the issued and outstanding Common Stock of the Issuer.

NCM, NCG and Mr. Schwarz disclaim beneficial ownership of the shares of Common Stock beneficially owned by NP, NSOF I, NSOF II and NFF, except to the extent of their pecuniary interest therein.

(b)  By virtue of his position with NP, NSOF I, NSOF II, NCM, NCG and NFF, Mr. Schwarz has the sole power to vote and dispose of the shares of Common Stock reported in this statement.

           Item 5(c) is hereby amended to add the following:

              The sole transaction in the Common Stock that was effected during the past sixty days by the Reporting Persons was a distribution on January 6, 2009 by NP of a total of 1,789,777 shares of Common Stock to withdrawing partners of NP as of December 31, 2008 at a price of $8.77 per share (the closing price of the Common Stock on December 31, 2008).

CUSIP No. 40624Q104                                                                                           13D                                                                                                   Page 11 of 12 pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2009	NEWCASTLE PARTNERS, L.P.

By: Newcastle Capital Management, L.P.,
its general partner
By: Newcastle Capital Group, L.L.C.,
its general partner

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

NEWCASTLE SPECIAL OPPORTUNITY FUND I, L.P.

By: Newcastle Capital Management, L.P.,
its general partner
By: Newcastle Capital Group, L.L.C.,
its general partner

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

NEWCASTLE SPECIAL OPPORTUNITY FUND II, L.P.

By: Newcastle Capital Management, L.P.,
its general partner
By: Newcastle Capital Group, L.L.C.,
its general partner

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

NEWCASTLE CAPITAL MANAGEMENT, L.P.

By: Newcastle Capital Group, L.L.C.,
its general partner

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

CUSIP No. 40624Q104                                                                                           13D                                                                                                   Page 12 of 12 pages

NEWCASTLE CAPITAL GROUP, L.L.C.

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

/s/ Mark Schwarz
MARK SCHWARZ

NEWCASTLE FOCUS FUND II, L.P.

By: Newcastle Capital Management, L.P.,
its general partner
By: Newcastle Capital Group, L.L.C.,
its general partner

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member